SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13E-3 Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 Thereunder

(Amendment No. 1)

Atalanta/Sosnoff Capital Corporation (Name of Issuer)

Atalanta/Sosnoff Capital Corporation (Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 per Share (Title of Class of Securities)

046499109 (CUSIP Number of Class of Securities)

Kevin S. Kelly Atalanta/Sosnoff Capital Corporation 101 Park Avenue New York, New York  10178 (212) 867-5000

Kevin S. Kelly Atalanta/Sosnoff Capital Corporation 101 Park Avenue New York, New York  10178 (212) 867-5000

(Name, Address, and Telephone Number of Person Authorized to ReceiveNotices and Communications on Behalf of the Person(s) Filing Statement)

Joel I. Greenberg, Esq. Eric Simonson, Esq. Kaye Scholer LLP 425 Park Avenue New York, New York 10022 (212) 836-8201

This statement is filed in connection with (check the appropriate box):

a.	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

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b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[X]	A tender offer.

d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,688,574	$ 1,836

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,548,715 shares of common stock of Atalanta/Sosnoff Capital Corporation at the offer price of $13.95 per share. The transaction value also includes the offer price of $13.95 less $8.53, which is the weighted average exercise price of outstanding options as of June 10, 2003, multiplied by the 200,000 options outstanding on such date.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal year 2003 issued by the Securities and Exchange Commission, equals 0.008090% times the transaction valuation.

[X]	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,836 Form or Registration No.: Schedule TO Filing Parties: Atalanta Acquisition Company and Martin T. Sosnoff Date Filed: June 13, 2003

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This Amendment No. 1 (this "Amendment") amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on June 13, 2003 (as amended from time to time, the "Schedule 13E-3") by Atalanta/Sosnoff Capital Corporation, a Delaware corporation (the "Company"). The filing person is the subject company. The Schedule 13E-3 relates to the offer by Atalanta Acquisition Company, a Delaware corporation ("Purchaser") and Martin T. Sosnoff to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company not already owned by Mr. Sosnoff at $13.95 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 13, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with the Tender Offer Statement on Schedule TO and the Transaction Statement on Schedule 13E-3 (as amended from time to time, the "Schedule TO") filed by Purchaser and Mr. Sosnoff on June 13, 2003 as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

Except as otherwise indicated, the Schedule 13E-3 remains unchanged.

All references to the Offer to Purchase in the Schedule 13E-3 are hereby amended and/or supplemented to include all of the information set forth in Amendment No. 1 to the Schedule TO filed with the SEC on July 7, 2003 by Purchaser and Mr. Sosnoff.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ATALANTA/SOSNOFF CAPITAL CORPORATION

By:	/s/ Jay S. Goldsmith

Name:	Jay S. Goldsmith
Title:	Director and Authorized Person

Dated: July 8, 2003

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